February 25, 2020

Via Edgar

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kim Browning

Re:	Credit Suisse Trust (the “Registrant”)
Securities Act File No. 33-58125
Investment Company Act File No. 811-07261

Dear Ms. Browning:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned and Elliot J. Gluck on February 12-13, 2020 regarding Post-Effective Amendment No. 52 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 53 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for the Credit Suisse Commodity Return Strategy Portfolio (the “Portfolio”).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding in italicized text. The Registrant’s responses to each comment are set out immediately under the restated comment. A Post-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement will be filed separately. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

I.	General

Comment 1:	Please file your responses to the Staff’s comments as correspondence with the SEC via EDGAR at least 5 business days prior to the effective date of the Registration Statement to give the Staff adequate time to review the responses. Please confirm that all excluded and bracketed language (i.e., the performance bar chart, the average annual total returns table and the financial highlights table) will be updated 5 days prior to effectiveness to allow the Staff time to review it.

New York Washington Houston Palo Alto San Francisco Paris London Frankfurt Brussels Milan Rome

Kim Browning

February 25, 2020

Response 1:	The Registrant will seek to respond to the Staff’s comments at least five business days prior to the effective date of the Amendment. A completed fee table, expense example, performance bar chart and table and financial highlights table are attached hereto as Exhibit A. The Registrant will update all information that was excluded or in brackets in the next Post-Effective Amendment to be filed.

II.	Prospectus

Comment 2:	In the subsection entitled “Portfolio Summary – Fees and Portfolio Expenses,” please include disclosure that the table does not reflect the withdrawal charges incurred from investing through a variable annuity or life insurance contract. Please include similar disclosure in the subsection entitled “Portfolio Summary – Example.”

Response 2:	The requested disclosure has been added.

Comment 3:	In the subsection entitled “Portfolio Summary – Fees and Portfolio Expenses,” please confirm that the fee and expense table reflects expenses incurred by the Portfolio for dividends from short sales, if any.

Response 3:	The Registrant confirms that there were no expenses incurred by the Portfolio for dividends from short sales.

Comment 4:	Please confirm supplementally that (a) the management fee of the Subsidiary, if any, will be included in “Management Fees,” and the expenses of the Subsidiary will be included in “Other Expenses” in the Portfolio’s fee table; (b) the Subsidiary and its board of directors will agree to designate agents for service of process in the United States; and (c) the Subsidiary and its board of directors will agree to inspection by the Staff of the books and records of the Subsidiary, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response 4:	The Registrant confirms each of the above-listed items.

Comment 5:	Footnote 2 in the subsection entitled “Portfolio Summary – Fees and Portfolio Expenses” states that Other Expenses are estimated. Please confirm if there is an expense component that is unique to the Class 2 shares and why the expenses are not based on actual fund expenses.

Response 5:	Other Expenses are based on actual expenses for the Portfolio with respect to Class 1 shares. Footnote 2 has been deleted.

Kim Browning

February 25, 2020

Comment 6:	In the subsection entitled “Portfolio Summary – Fees and Portfolio Expenses,” footnote 3 to the fee table states that “any reimbursements must be paid at a date not more than three years after the end of the fiscal year during which such fees were limited or expenses were paid by Credit Suisse and the reimbursements do not cause a class to exceed the expense limitation in the contract at the time the fees were limited or expenses were paid.” Please confirm that the Registrant conducted a FAS 5 analysis and concluded that recoupment of waived fees and/or reimbursed expenses under the Portfolio’s expense limitation agreement is not probable. Please also confirm that the FAS 5 analysis was provided to the Portfolio’s auditors. Alternatively, please revise the above-referenced footnote to state that any recoupment must be paid at a date not more than three years after the date of the waiver/reimbursement provided that the recoupment does not cause a class to exceed either (i) the applicable expense limitation in the expense limitation agreement at the time the fees were waived or expenses reimbursed or (ii) the applicable expense limitation at the time of such recoupment.

Response 6:	The Registrant notes that its Form N-CSR to be filed with the SEC in March, 2020 will contain the following disclosure regarding Credit Suisse’s ability to recoup waived fees and reimbursed expenses:

“The Portfolio is authorized to reimburse Credit Suisse for management fees previously limited and/or for expenses previously reimbursed by Credit Suisse, provided, however, that any reimbursements must be paid at a date not more than thirty-six months following the applicable month during which such fees were limited or expenses were reimbursed by Credit Suisse and the reimbursements do not cause the Portfolio to exceed the applicable expense limitation in the contract at the time the fees are recouped.”

The Registrant further notes that Credit Suisse’s ability to recoup waived fees and reimbursed expenses is consistent with such disclosure. In addition, the Registrant will seek to amend the Portfolio’s expense limitation agreement to provide that any recoupment of fees waived or expenses reimbursed by Credit Suisse will not be made more than three years after the date of the waiver or reimbursement and will not cause a class to exceed either (i) the applicable expense limitation in the agreement at the time the fees were waived or expenses reimbursed or (ii) the applicable expense limitation at the time of such recoupment. Following such amendment, the Registrant intends to update the above referenced footnote to state as follows (additions bolded and underlined; deletions in strikethrough text):

Credit Suisse Trust (the “Trust”) and Credit Suisse Asset Management, LLC (“Credit Suisse”) have entered into a written contract limiting operating expenses to 0.80% of the portfolio’s average daily net assets for Class 2 at least through May 1, 2021. This limit excludes certain expenses, including interest charges on fund borrowings, taxes, brokerage commissions, dealer spreads and other transaction charges, expenditures that are capitalized in accordance with generally accepted accounting principles, acquired fund fees and expenses, short sale dividends, and extraordinary expenses (e.g., litigation and indemnification and any other costs and expenses that may be approved by the Trust’s board of trustees (the “Board of Trustees”)). The Trust is authorized to reimburse Credit Suisse for management fees previously limited and/or for expenses previously paid by Credit Suisse, provided, however, that any reimbursements must be paid at a date not more than three years after the ~~end of the fiscal year during~~ date on which such fees were limited or expenses were paid by Credit Suisse and the reimbursements do not cause the portfolio to exceed the expense limitation in the contract that was in effect either at the time (i) the fees were limited or expenses were paid or (ii) of such reimbursement. This contract may not be terminated before May 1, 2021.

Kim Browning

February 25, 2020

Comment 7:	In footnote 3 of the fee table under the subsection entitled “Portfolio Summary – Fees and Portfolio Expenses,” please disclose who can terminate the expense limitation agreement and under what circumstances (see Instruction 3(e) to Item 3 of Form N-1A).

Response 7:	The above-referenced footnote is based on the Portfolio’s current expense limitation agreement, which does not include an explicit right of termination for either party. Accordingly, the Registrant submits that the above-referenced disclosure is accurate and consistent with the requirement of Instruction 3(e) to Item 3 of Form N-1A.

Comment 8:	The Portfolio currently includes “Portfolio Turnover Risk” as a principal risk. Please incorporate disclosure in the subsection entitled “Portfolio Summary – Principal Investment Strategies” stating that the Portfolio engages in active and frequent trading.

Response 8:	As the Fund has another class of shares with an effective prospectus, the Registrant intends to add the requested disclosure in the Portfolio’s annual update.

Comment 9:	Please confirm that all principal investment strategies of the Portfolio are contained in the section required by Item 4 of Form N-1A and revise and/or enhance any disclosure as necessary.

Response 9:	The Registrant confirms that all principal investment strategies of the Portfolio are contained in the section of the Prospectus required by Item 4 of Form N-1A.

Comment 10:	The Portfolio’s performance was previously compared to the Dow Jones-UBS Commodity Index Total Return. Currently, the Portfolio’s performance is compared to the Bloomberg Commodity Index Total Return. Please discuss why a post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933 was not filed with respect to such change.

Kim Browning

February 25, 2020

Response 10:	The Registrant does not consider a change in a benchmark index against which a fund measures its performance to be a material change necessitating a filing pursuant to Rule 485(a).

Comment 11:	In the subsection entitled “Portfolio Summary – Principal Investment Strategies,” please confirm if the Portfolio intends to invest directly or indirectly in commodity-linked instruments.

Response 11:	As set out in the above-referenced section, the Portfolio intends to invest both directly and indirectly in commodity-linked instruments.

Comment 12:	Please confirm whether the Portfolio intends to invest in variable and floating rate securities as part of its principal investment strategies.

Response 12:	The Portfolio does not intend to invest in variable and floating rate securities as part of its principal investment strategies.

Comment 13:	In light of the July 30, 2010 letter from Barry Miller, Associate Director of the Commission’s Office of Legal and Disclosure, to the Investment Company Institute, the Registrant should review its derivative disclosure to assess the accuracy and completeness of the disclosure, including whether the disclosure is presented in an understandable manner using plain English, to ensure that the disclosure related to derivatives is tailored specifically to how the Registrant expects to be managed and should address those strategies that the Registrant expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Additionally, the disclosure concerning the principal risks of the Registrant should similarly be tailored to the types of derivatives used by the Registrant, the extent of their use, and the purpose for using derivative transactions. Generic disclosure, either brief or overly detailed should be avoided.

Response 13:	The Registrant has reviewed the disclosure contained in the prospectus regarding its proposed use of derivative instruments and the related risks and believes that such disclosure is accurate and complete and presented in an understandable manner.

Comment 14:	The subsection entitled “Portfolio Summary – Principal Investment Strategies” states that the Portfolio “gains exposure to commodities markets by investing through the Subsidiary and in structured notes linked to the BCOM Index, other commodity indices, or the value of a particular commodity….” Please confirm if other commodity indices have been selected, and if so, please disclose. Please confirm if the Portfolio is investing in structured notes linked to other commodity indices, not just the BCOM Index.

Response 14:	The Registrant submits that the above-referenced disclosure of “other commodity indices” is intended to indicate that the Portfolio may invest in structured notes, from time to time, linked to indices other than the BCOM Index. As of the date of the Portfolio’s most recent shareholder report, the Portfolio was not invested in structured notes linked to commodity indices.

Kim Browning

February 25, 2020

Comment 15:	Please confirm if the Portfolio will investment in non-U.S. government securities as a principal investment.

Response 15:	The Portfolio does not currently intend to invest in non-U.S. government securities as a principal investment.

Comment 16:	In the subsection entitled “Portfolio Summary – Principal Investment Strategies,” please disclose all countries and regions in which the Portfolio invests.

Response 16:	As the principal investment strategies of the Portfolio contemplate investment in commodity-linked instruments and fixed-income securities, the Portfolio’s principal investment strategies do not focus on investment in specific countries or regions.

Comment 17:	If the transition from LIBOR is a principal risk, please add appropriate risk disclosure.

Response 17:	The transition from LIBOR is not a principal risk of the Portfolio.

Comment 18:	In the subsection entitled “Portfolio Summary – Principal Investment Strategies,” please disclose the denomination of the securities in which the Portfolio invests and the attendant risks.

Response 18:	Please see Response 16.

Comment 19:	Please confirm whether the Subsidiary has the same investment objective as the Portfolio.

Response 19:	The Subsidiary is managed by Credit Suisse and has the same investment objective as the Portfolio.

Comment 20:	Please disclose the types of “other asset-backed securities” in which the Portfolio principally invests.

Response 20:	The reference to “other asset-backed securities” will be deleted from the Portfolio’s principal investment strategies.

Comment 21:	In the subsection entitled “Portfolio Summary – Principal Risks of Investing in the Portfolio – Exposure Risk,” please specifically include risks related to swaps and options. Please clarify if the Portfolio will be investing in derivatives directly or indirectly.

Response 21:	The Registrant notes that the Prospectus contains principal risk factors for swaps. The Registrant further notes that options are not a principal investment of the Portfolio, and therefore risks relating to options has not been added. The Registrant will delete the reference to options from the Portfolio’s principal investment strategies disclosure. The Registrant confirms that, as disclosed in the subsection entitled “Portfolio Summary – Principal Investment Strategies,” the Portfolio invests in derivatives through the Subsidiary.

Kim Browning

February 25, 2020

Comment 22:	In the subsection entitled “Portfolio Summary – Principal Risks of Investing in the Portfolio,” please order the risk factors by potential impact on net asset value, yield and total return, rather than alphabetically. See ADI 2019-08.

Response 22:	The Registrant recognizes the SEC’s Guidance (ADI 2019-08), but respectfully declines to change the order in which its discloses the Portfolio’s principal risks at this time. The sections of the Prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, the Registrant believes that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that the Registrant has determined to be principal, the Registrant believes that it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Portfolio’s Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, the Registrant is concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

Comment 23:	In the subsection entitled “Portfolio Summary – Management,” please insert the phrase “jointly and primarily” prior to the word “responsible” pursuant to Item 5(b), Instruction 2 of Form N-1A.

Response 23:	The Registrant submits that the above-referenced section states that the portfolio managers are the “co-lead portfolio managers,” which is synonymous with “jointly and primarily responsible” and consistent with the requirements of Item 5(b), Instruction 2 of Form N-1A.

Comment 24:	To the extent that the disclosure in the section required by Item 9 of Form N-1A contains principal investment strategies and/or principal risks that are not summarized in the section required by Item 4 of Form N-1A, please include a summary of such strategies and risks in such section.

Response 24:	The Registrant confirms that all principal investment strategies and principal risks of the Portfolio are summarized in the section of the Prospectus required by Item 4 of Form N-1A.

Kim Browning

February 25, 2020

Comment 25:	Please confirm if the Portfolio intends to concentrate its investments in a particular sector to the extent the index is concentrated in such sector.

Response 25:	The Portfolio may concentrate its investments in a particular sector, as disclosed in the Prospectus, but will not concentrate its investment in a single industry.

Comment 26:	Please confirm that the Portfolio complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Response 26:	The Registrant notes that the Prospectus currently discloses that the Subsidiary will generally be subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund. See the section entitled “The Portfolio in Detail – Goals and Strategies.” The Registrant confirms that it includes holdings of the Subsidiary for purposes of compliance with its investment policies. With respect to the asset coverage requirements under the 1940 Act, the Portfolio and the Subsidiary test for compliance on an aggregate basis.

Comment 27:	The subsection entitled “The Portfolio In Detail – Goal and Strategies” states that “[t]he Portfolio and Subsidiary may test for compliance with certain investment restrictions…” Please clarify the meaning of such sentence.

Response 27:	The above-referenced sentence has been deleted. Please see Response 26.

Comment 28:	Please confirm that the Subsidiary’s investment advisory contract is approved in accordance with the requirements of Section 15 of the 1940 Act.

Response 28:	Credit Suisse and its affiliates provide investment advisory services to the Subsidiary under a contract that does not provide for an investment advisory fee, and thus is not a contract subject to the provisions of Section 15 of the 1940 Act. Unlike independent board members of a registered fund, the directors of the Subsidiary do not review or approve an advisory contract subject to the provisions of Section 15 of the 1940 Act.

Comment 29:	Please confirm the types of options in which the Portfolio intends to invest (i.e., puts, calls, over-the-counter or exchange-traded) as part of its principal investment strategies and include corresponding risks.

Response 29:	Please see Response 21.

Comment 30:	The subsection entitled “The Portfolio in Detail – Other Portfolio Investments” states that “[t]he portfolio also may invest in common and preferred stock as well as convertible securities of issuers in commodity-related industries.” Please confirm if the convertible securities in which the Portfolio invests are contingent convertible securities.

Response 30:	The Registrants confirms that the convertible securities in which the Portfolio intends to invest are not contingent convertible securities.

Kim Browning

February 25, 2020

III.	SAI

Comment 31:	In the subsection entitled “Investment Objective and Policies – Investment Policies and Strategies – Regulation of OTC Derivatives,” please update and revise the disclosure to the extent applicable.

Response 31:	The above-referenced disclosure has been updated.

Comment 32:	The subsection entitled “Investment Objective and Policies – Investment Policies and Strategies” states that the Portfolio may invest up to 15% of its net assets in illiquid investments. As a result of this percentage, please include illiquid investments in the Portfolio’s principal investment strategies.

Response 32:	The Registrant submits that the above-referenced statement discloses the Portfolio’s limit on illiquid investments, which is mandated by Rule 22e-4 under the 1940 Act. The Portfolio does not intend to invest in illiquid investments as part of its principal investment strategies. Accordingly, the requested disclosure has not been added.

Comment 33:	The subsection entitled “Investment Objective and Polices – Investment Policies and Strategies” states that the Portfolio may invest up to 10% of its net assets in fixed income securities rated below investment grade. As a result of this percentage, please include fixed income securities rated below investment grade in the Portfolio’s principal investment strategies.

Response 33:	The Registrant submits that the above-referenced statement discloses the Portfolio’s limit on fixed income securities rated below investment grade. The Portfolio does not intend to invest in fixed income securities rated below investment grade as part of its principal investment strategies. Accordingly, the requested disclosure has not been added.

Comment 34:	Please update the disclosure in the subsection entitled “Investment Objective and Policies – Investment Policies and Strategies – Regulatory Aspects of Derivative Instruments,” and also disclose any risks associated with being a “commodity pool” for purposes of the CEA.

Response 34:	The Registrant has updated the above-referenced disclosure. The Registrant does not believe that there are any material risks to the Portfolio resulting from it being a “commodity pool” for purposes of the CEA.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8427.

Kim Browning

February 25, 2020

Sincerely,

/s/ Allison H. Schwartz

Allison H. Schwartz

Enclosures

cc:	Lou Anne McInnis, Esq., Credit Suisse Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Exhibit A

Fees and Portfolio Expenses

The accompanying table describes the fees and expenses you may pay if you buy and hold Class 2 shares of the portfolio. The fee table and the expense example do not reflect expenses or withdrawal charges incurred from investing through a variable contract or qualified plan and do not reflect variable annuity or life insurance contract charges. If they did, the overall fees and expenses would be higher than those shown. Detailed information about the cost of investing in the portfolio through a variable contract or qualified plan is presented in the contract prospectus through which the portfolio's shares are offered to you or in the plan documents or other informational materials supplied by plan sponsors.

Class 2
Shareholder fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases	N/A
Maximum deferred sales charge (load)	N/A
Maximum sales charge (load) on reinvested distributions	N/A
Redemption fees	N/A
Exchange fees	N/A
Annual portfolio operating expenses (expenses that you pay as a percentage of the value of your investment)
Management fee	0.59%
Distribution and service (12b-1) fee	None
Other expenses[1]	0.21%
Total annual portfolio operating expenses	0.80%
Less: amount of fee limitations/expense reimbursements[2]	0.00%
Total annual portfolio operating expenses after fee limitations/expense reimbursements	0.80%

[1]	The portfolio invests in Credit Suisse Cayman Commodity Fund II, Ltd., a wholly-owned subsidiary of the portfolio organized under the laws of the Cayman Islands (the "Subsidiary"). "Other Expenses" include expenses of both the portfolio and the Subsidiary.

[2]	Credit Suisse Trust (the "Trust") and Credit Suisse Asset Management, LLC ("Credit Suisse") have entered into a written contract limiting operating expenses to 0.80% of the portfolio's average daily net assets for Class 2 shares at least through May 1, 2021. This limit excludes certain expenses, including interest charges on fund borrowings, taxes, brokerage commissions, dealer spreads and other transaction charges, expenditures that are capitalized in accordance with generally accepted accounting principles, acquired fund fees and expenses, short sale dividends, and extraordinary expenses (e.g., litigation and indemnification and any other costs and expenses that may be approved by the Trust’s board of trustees (the "Board of Trustees")). The Trust is authorized to reimburse Credit Suisse for management fees previously limited and/or for expenses previously paid by Credit Suisse, provided, however, that any reimbursements must be paid at a date not more than three years after the end of the fiscal year during which such fees were limited or expenses were paid by Credit Suisse and the reimbursements do not cause the portfolio to exceed the expense limitation in the contract at the time the fees were limited or expenses were paid. This contract may not be terminated before May 1, 2021.

Example

This example may help you compare the cost of investing in Class 2 shares of the portfolio with the cost of investing in other mutual funds. The example does not include expenses or withdrawal charges incurred from investing through a variable annuity or life insurance contract or qualified plan. If the example included these expenses, the figures shown would be higher.

Assume you invest $10,000, the portfolio returns 5% annually, expense ratios remain the same and you close your account at the end of each of the time periods shown. Although your actual costs may be higher or lower, based on these assumptions, your cost would be:

ONE YEAR	THREE YEARS	FIVE YEARS	TEN YEARS
$82	$255	$444	$990

Performance

The accompanying bar chart and table provide an indication of the risks of investing in the portfolio. The bar chart shows you how performance of the portfolio's Class 1 shares (which was previously an undesignated share class of the portfolio), which are not offered in this Prospectus, has varied from year to year for up to 10 years. Class 2 shares do not have a performance history as of the date of this Prospectus; therefore no performance information for Class 2 shares is provided. The returns for Class 2 shares would be substantially similar to returns for Class 1 shares because the shares are invested in the same portfolio of securities and will only differ to the extent that the classes have different expenses. The table compares the portfolio's performance over time to that of a broad-based securities market index. The table also compares the portfolio's performance to the BCOM Index, which is currently composed of futures contracts on 22 physical commodities. The bar chart and table do not reflect additional charges and expenses which are, or may be, imposed under the variable contracts or plans; such charges and expenses are described in the prospectus of the insurance company separate account or in the plan documents or other informational materials supplied by plan sponsors. Inclusion of these charges would reduce the total return for the periods shown. As with all mutual funds, past performance is not a prediction of future performance.

The portfolio makes updated performance available at the portfolio's website (www.credit-suisse.com/us/funds) or by calling Credit Suisse Funds at 877-870-2874.

Year-by-Year Total Returns

Average Annual Total Returns

	ONE YEAR	FIVE YEARS	TEN YEARS
PERIOD ENDED 12/31/19:	2019	2015-2019	2010-2019
COMMODITY RETURN STRATEGY PORTFOLIO – CLASS 1 SHARES	6.69%	-4.30%	-5.04%
BLOOMBERG COMMODITY INDEX TOTAL RETURN (REFLECTS NO DEDUCTIONS FOR FEES OR EXPENSES)	7.69%	-3.92%	-4.73%

Financial Highlights

The financial highlights table shows the portfolio's audited financial performance for five years. Certain information in the table reflects results for a single portfolio share. Total return in the table represents how much you would have earned or lost on an investment in the portfolio, assuming you had reinvested all dividend and capital gain distributions. The total returns do not reflect additional charges and expenses which are, or may be, imposed under the variable contracts or plans; if such charges and expenses were reflected, total returns would be lower.

The figures below for the fiscal years ended December 31, 2015, 2016, 2017, 2018 and 2019 have been audited by the portfolio's independent registered public accounting firm, [•], whose report on the portfolio's financial statements is included in the portfolio's Annual Report. The Annual Report and the Semiannual Report include the portfolio's financial statements, along with, in the case of the Annual Report, the independent registered public accounting firm's report. They are available free upon request through the methods described on the back cover of this Prospectus.

Since Class 2 shares of the portfolio had not commenced operations as of the date of this Prospectus, the financial information in the table below shows the portfolio's performance for the periods indicated for Class 1 shares of the portfolio (which was previously an undesignated share class of the portfolio).

COMMODITY RETURN STRATEGY PORTFOLIO		For the Year Ended December 31,
CLASS 1	2019	2018	2017	2016	2015
Per share data
Net asset value, beginning of period	$3.47	$4.03	$4.38	$3.91	$5.22
Investment Operations
Net investment income (loss)[1]	0.04	0.04	0.00 [2]	(0.01)	(0.03)
Net gain (loss) from investments, futures contracts and swap contracts (both realized and unrealized)	0.19	(0.50)	0.04	0.48	(1.28)
Total from investment operations	0.23	(0.46)	0.04	0.47	(1.31)
Less Dividends
Dividends from net investment income	(0.03)	(0.10)	(0.39)	—	—
Total dividends	(0.03)	(0.10)	(0.39)	—	—
Net asset value, end of period	$3.67	$3.47	$4.03	$4.38	$3.91
Total return[3]	6.69%	(11.66)%	1.52%	12.02%	(25.10)%
Ratios and supplemental data
Net assets, end of period (000s omitted)	$453,138	$389,931	$408,881	$347,118	$274,835
Ratio of net expenses to average net assets	1.05%	1.04%	1.05%	1.05%	1.05%
Ratio of net investment income (loss) to average net assets	1.22%	0.93%	0.07%	(0.35)%	(0.73)%
Decrease reflected in above operating expense ratios due to waivers/reimbursements	0.00%[4]	—%	0.06%	0.02%	0.04%
Portfolio turnover rate	148%	105%	94%	113%	113%

1 Per share information is calculated using the average shares outstanding method.

2 This amount represents less than $0.01 per share.

3 Total returns are historical and include change in share price and reinvestment of all dividends and distributions. Had certain expenses not been reduced during the years shown, total returns would have been lower.

4 This amount represents less than 0.01%.